UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 20th June 2025, London UK

Japan's Ministry of Health, Labour and Welfare accepts regulatory application to expand use of GSK's RSV vaccine, Arexvy, in adults aged 18-49 at increased risk of severe RSV disease.

●     If approved, GSK's RSV vaccine would be the first available in Japan to help protect this group
●     Submission supported by positive Phase IIIb data showing immune response and safety in this population

GSK plc (LSE/NYSE: GSK) today announced that Japan's Ministry of Health, Labour and Welfare (MHLW) has accepted the company's regulatory application to expand the use of its adjuvanted recombinant respiratory syncytial virus (RSV) vaccine to include adults aged 18-49 at increased risk of severe RSV disease. Arexvy was the first vaccine approved in Japan for adults aged 60 years and older for the prevention of RSV disease, and for those aged 50 years and older at increased risk for severe RSV disease.

RSV is a common, contagious virus affecting the lungs and breathing passages impacting an estimated 64 million people of all ages globally every year.[1] RSV can exacerbate certain medical conditions, and lead to severe illness resulting in hospitalisation and even death[2],[3],[4].

This regulatory submission is supported by positive results from phase IIIb trial NCT06389487[5] which showed a non-inferior immune response in adults aged 18-49 at increased risk for RSV-LRTD due to certain underlying medical conditions, to that observed in adults aged 60 and above. The safety and reactogenicity data were consistent with results from the phase III programme that supported the initial approval of the vaccine in Japan.

GSK is the first company to seek regulatory approval for the vaccine to help protect adults aged 18-49 at increased risk of severe RSV disease in Japan. Regulatory submissions to expand the indications for the RSV vaccine continue in other geographies including the US and Europe.

About Arexvy
Respiratory syncytial virus vaccine, adjuvanted, contains recombinant glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

The MHLW has approved GSK's RSV vaccine for the prevention of RSV (respiratory syncytial virus) disease for adults aged 60 years and above and adults aged 50 and older who are considered at increased risk of severe RSV disease. The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics Inc, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About the NCT06389487 trial
NCT06389487 is a phase IIIb open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of GSK's RSV vaccine in adults aged 18-49 at increased risk for RSV disease (n=426) compared to adults aged 60 and older (n=429). An additional cohort of 603 participants aged 18-49 were followed up for adverse events separate to safety follow up of the initial cohort. 1,458 participants were enrolled across 52 locations in 6 countries, including 4 sites in Japan.

The trial's co-primary endpoints were RSV-A and RSV-B neutralisation titers expressed as mean geometric titer ratio (relative to older adults over adults at increased risk) and sero-response rate in RSV-A and RSV-B neutralising titers one month post vaccine administration. There were also safety and immunogenicity secondary endpoints.

About RSV in adults

RSV is a common contagious virus affecting the lungs and breathing passages. RSV impacts an estimated 64 million people of all ages globally every year.1 Adults can be at increased risk for RSV disease due to comorbidities, immune compromised status, or advanced age.2 RSV can exacerbate conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.2

Please refer to the updated Product Information (PI) for important dosage, administration, and safety information in Japan at this link: https://www.info.pmda.go.jp/psearch/html/menu_tenpu_base.html

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

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Registered Office:
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References

[1] National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv - last accessed: June 2025
[2] Falsey, AR et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59
[3] Osei-Yeboah, R et al. Respiratory Syncytial Virus-Associated Hospitalization in Adults with Comorbidities in 2 European Countries: A Modeling Study. J Infect Dis; 2024; 229 (suppl 1): S70-S77
[4] Atamna A, Babich T, Froimovici D, Yahav D, Sorek N, Ben-Zvi H, Leibovici L, Bishara J, Avni T. Morbidity and mortality of respiratory syncytial virus infection in hospitalized adults: Comparison with seasonal influenza. Int J Infect Dis. 2021 Feb;103:489-493. doi: 10.1016/j.ijid.2020.11.185.
[5] Clinicaltrials.gov, "A Study on the Immune Response and Safety of Vaccine Against Respiratory Syncytial Virus (RSV) Given to Adults 18 to 49 Years of Age at Increased Risk for Respiratory Syncytial Virus Disease, Compared to Older Adults 60 Years of Age and Above" - available at: https://clinicaltrials.gov/study/NCT06389487

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 20, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc